SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 25)
Consolidated Capital Growth Fund

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
None

(CUSIP Number)
Ms. Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
P.O. Box 1089
Greenville, South Carolina 29601
Telephone: (864) 239-1000
with a copy to:
M. Todd Wade
Powell Goldstein LLP
1201 West Peachtree Street, NW, Fourteenth Floor
Atlanta, Georgia 30309
Telephone: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2008

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].
(Continued on following pages)
(Page 1 of 10 Pages)

CUSIP No.	Not Applicable	Page	2	of	9

1	NAMES OF REPORTING PERSONS AIMCO PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,133.75 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

33,133.75 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,133.75 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 67.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	Not Applicable	Page	3	of	9

1	NAMES OF REPORTING PERSONS AIMCO-GP, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,133.75 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

33,133.75 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,133.75 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 67.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	4	of	9

1	NAMES OF REPORTING PERSONS APARTMENT INVESTMENT AND MANAGEMENT COMPANY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,133.75 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

33,133.75 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,133.75 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 67.36%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	5	of	9

1	NAMES OF REPORTING PERSONS INSIGNIA PROPERTIES, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,310.65 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

19,310.65 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,310.65 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 39.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	Not Applicable	Page	6	of	9

1	NAMES OF REPORTING PERSONS AIMCO/IPT, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,310.65 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

19,310.65 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,310.65 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 39.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	Not Applicable	Page	7	of	9

1	NAMES OF REPORTING PERSONS MADISON RIVER PROPERTIES, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,690 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

2,690 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,690 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 5.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

Item 1. Security and Issuer
     The name of the issuer is Consolidated Capital Growth Fund, a California limited partnership (the “Partnership”), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the “Units”).
     This Amendment No. 25 (this “Amendment”) amends Item 4 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended by adding the following paragraphs:
     ConCap Equities, Inc. is the general partner (the “General Partner”) of the Partnership. The General Partner is an affiliate of the Reporting Persons. On March 20, 2008, the Partnership entered into that certain Purchase and Sale Contract with Northview Realty Group, Inc. (“Northview”) (the “Purchase Agreement”), pursuant to which the Partnership expects to sell its apartment complex known as The Lakes Apartments, located in Raleigh, North Carolina (the “Property”) to Northview for $31,500,000 (less lender fees and penalties required to prepay the existing loan encumbering the Property) (the “Transaction”). The Property (together with $25,000 in cash) constitutes 100% of the Partnership’s total outstanding assets.
     Upon the completion of the sale of the Property and after the payment of the transaction related costs and other outstanding obligations of the Partnership, the Partnership will be dissolved and its affairs wound up.
     The Transaction must be approved by the general partner of the Partnership and a majority in interest of the limited partners. The general partner’s affiliates (including the Reporting Persons), which own a majority of the outstanding units of limited partnership interest in the Partnership, have indicated that they intend to take action by written consent to approve the Transaction. As a result, approval of the Transaction is assured, and no other limited partner’s consent to the Transaction would be required.
Item 7. Material to be Filed as Exhibits.

Exhibit 7.1	Agreement of Joint Filing, dated March 27, 2008.

Exhibit 10.1	Purchase and Sale Contract, dated as of March 20, 2008, by and between Consolidated Capital Growth Fund and Northview Realty Group, Inc. (incorporated by reference to Exhibit 10.44 of the Company’s report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008.)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 27, 2008

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY INSIGNIA PROPERTIES, L.P.
By:	AIMCO/IPT, Inc.
(General Partner)

AIMCO/IPT, INC. MADISON RIVER PROPERTIES, L.L.C.
By:	/s/ Martha L. Long
Senior Vice President
of each of the foregoing entities